UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED

PURSUANT TO § 240.13d-1(a) AND AMENDMENTS

THERETO FILED PURSUANT TO 240.13d-2(a)

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

iSoftStone Holdings Limited

(Name of Issuer)

Ordinary Shares, par value $0.0001 per share

(Title of Class of Securities)

46489B1081

(CUSIP Number)

Mr. Tianwen Liu

Building 16, Dong Qu, 10 Xibeiwang Dong Lu,

Haidian District, Beijing 100193, China

Telephone: +86 10 5874 9000

With a copy to:

Ling Huang, Esq.

Cleary Gottlieb Steen & Hamilton LLP

Twin Towers West (23Fl)

12B Jianguomenwai Avenue

Chaoyang District, Beijing 100022

People’s Republic of China

Telephone: +86 10 5920 1000

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

February 28, 2014

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

[1]	This CUSIP number applies to the Issuer’s American Depositary Shares, each representing ten Ordinary Shares, par value $0.0001 per share.
*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 46489B108	Page 2 of 6 Pages

1.	Names of reporting persons Tianwen Liu
2.	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds OO – See Item 3
5.	Check box if disclosure of legal proceedings is required pursuant to Items 2(e) or 2(f) ☐
6.	Citizenship or place of organization People’s Republic of China
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 61,270,950(1)
	8.	Shared voting power 0
	9.	Sole dispositive power 61,270,950(1)
	10.	Shared dispositive power 0
11.	Aggregate amount beneficially owned by each reporting person 61,270,950(1)
12.	Check box if the aggregate amount in Row (11) excludes certain shares ☐
13.	Percent of class represented by amount in Row (11) 10.39%(2)
14.	Type of reporting person IN

(1)	The Ordinary Shares (as defined below) held directly or indirectly by Mr. Tianwen Liu comprise (i) Ordinary Shares, including Ordinary Shares represented by the ADSs (as defined below) and (ii) Ordinary Shares issuable within 60 days after the date hereof upon exercise of certain options of the Issuer (as defined below). See Item 5.
(2)	Based on a total of 589,823,084 Ordinary Shares, including (i) 582,504,751 Ordinary Shares outstanding as of September 30, 2013, as reported in Exhibit 99.1 to the Issuer’s Form 6-K filed with the SEC (as defined below) on November 26, 2013 and (ii) 7,318,333 Ordinary Shares issuable within 60 days after the date hereof upon exercise of certain options of the Issuer held by Mr. Tianwen Liu.

Unless otherwise specified, this amendment No. 2 (this “Amendment No. 2”) amends and supplements the Schedule 13D (the “Original Schedule 13D”) filed by Tianwen Liu (“Mr. Liu” or the “Reporting Person”) with respect to iSoftStone Holdings Limited (the “Company” or the “Issuer”) with the United States Securities and Exchange Commission (the “SEC”) on July 26, 2013, as previously amended by Amendment No. 1 (the “Amendment No. 1”) to the Original Schedule 13D filed on November 4, 2013.

ITEM 2.	IDENTITY AND BACKGROUND

The fourth paragraph in (a) – (c) and (f) of Item 2 of the Original Schedule 13D is hereby amended and restated as follows:

As described in Item 4 below, the Reporting Person may be deemed to be a “group”, within the meaning of Rule 13d-5(b) promulgated by the SEC under Section 13 of the Securities Exchange Act of 1934, as amended (the “Act”), with CSOF Technology Investments Limited, Accurate Global Limited and Advanced Orient Limited, each a company incorporated under the laws of the British Virgin Islands and controlled by China Everbright Limited (collectively, the “Everbright Entities”), which collectively directly hold 36,731,389 Ordinary Shares of the Issuer, as a result of the New Consortium Agreement (as defined in Item 4 below). However, the Reporting Person does not affirm membership in a “group” (within the meaning of Rule 13d-5(b) of the Act) with the Everbright Entities, and this Schedule 13D shall not be construed as acknowledging that the Reporting Person beneficially owns any Ordinary Shares held by the Everbright Entities or any other person or is a member of a group with the Everbright Entities. The Reporting Person is only responsible for the information contained in this Schedule 13D and assumes no responsibility for information contained in any other Schedules 13D filed by the Everbright Entities.

ITEM 4	PURPOSE OF TRANSACTION

Item 4 of the Original Schedule 13D is hereby amended and supplemented as follows:

On February 28, 2014, the Sponsor entered into a letter agreement with each of (i) Mr. Liu (the “Termination Agreement”) and (ii) the Everbright Entities, pursuant to which each of the Consortium Agreement and the Framework Agreement was terminated by mutual agreement by the parties.

On February 28, 2014, Mr. Liu entered into a consortium agreement with the Everbright Entities (the “New Consortium Agreement”), pursuant to which each consortium member agreed, among other things, to form a consortium to (i) deal exclusively with each other with respect to the Transaction for three months after the date thereof (subject to certain exceptions set forth therein), (ii) conduct a joint assessment of the Issuer as promptly as reasonably practicable and share all information reasonably necessary to evaluate the Issuer, (iii) use its reasonable best efforts to work together to structure, negotiate and do all things necessary or desirable, subject to the Issuer’s approval, to enter into the definitive agreements in respect of the Transaction, (iv) incorporate a new company (“Parent”) and cause Parent to incorporate a wholly-owned subsidiary of Parent under the laws of the Cayman Islands to be merged with and into the Issuer upon consummation of the Transaction, (v) contribute, or cause to be contributed, to Parent all the Ordinary Shares beneficially owned by such consortium member or its respective affiliates, or have all the Ordinary Shares beneficially owned by such consortium member or its respective affiliates cancelled in connection with the Transaction, and (vi) allocate certain costs and expenses related to the Transaction. In addition, the consortium members agreed, among other things, not to (1) make a competing proposal for the acquisition of the Issuer, or (2) acquire or dispose of any Ordinary Shares of the Issuer.

The description of each of the Termination Agreement and the New Consortium Agreement set forth above in this Item 4 does not purport to be complete and is qualified in its entirety by reference to the full text of the Termination Agreement and the New Consortium Agreement, which have been filed as Exhibits 7.06 and 7.07, respectively, and are incorporated herein by this reference.

ITEM 5	INTEREST IN SECURITIES OF THE ISSUER

Item 5 of the Original Schedule 13D is amended and restated in its entirety as follows:

The information contained on each of the cover pages of this Amendment No. 2 and the information set forth or incorporated in Items 2, 3, 4, and 6 of the Original Schedule 13D, as amended by Amendment No. 1 and this Amendment No. 2, are hereby incorporated herein by reference.

(a) – (b)

As of the date hereof, Mr. Liu beneficially owns 61,270,950 Ordinary Shares, comprising (i) 3,070,950 Ordinary Shares, including 2,368,333 Ordinary Shares issuable within 60 days after the date hereof upon exercise of certain options of the Issuer, directly held by Mr. Liu, (ii) 53,250,000 Ordinary Shares held by Tekventure Limited, and (iii) 4,950,000 Ordinary Shares issuable upon exercise of options within 60 days of the date hereof held by Colossal Win Limited, which Ordinary Shares in (i), (ii) and (iii) collectively represent 10.39% of the outstanding Ordinary Shares. Mr. Liu holds 84.5% of the outstanding shares of Tekventure Limited, wholly owns Colossal Win Limited, and is the sole director of each Tekventure Limited and Colossal Win Limited. Mr. Liu has voting and dispositive power over these Ordinary Shares. In addition, Mr. Liu holds, directly and indirectly through Colossal Win Limited, certain unvested options representing 14,471,667 underlying Ordinary Shares that are issuable more than 60 days after the date hereof.

The above disclosure of percentage information is based on a total of 589,823,084 Ordinary Shares, including (i) 582,504,751 Ordinary Shares outstanding as of September 30, 2013, as reported in Exhibit 99.1 to the Issuer’s Form 6-K filed with the SEC on November 26, 2013 and (ii) 7,318,333 Ordinary Shares issuable within 60 days after the date hereof upon exercise of certain options of the Issuer held by the Reporting Person.

(c)	The Reporting Person has not effected any transactions in the Ordinary Shares of the Issuer during the 60 days preceding the filing of this Amendment No. 2.

(d) – (e)	Not applicable.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Item 6 of the Original Schedule 13D is hereby amended and supplemented as follows:

The information regarding the Termination Agreement and the New Consortium Agreement under Item 4 is incorporated herein by reference in its entirety.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS.

Item 7 of the Original Schedule 13D is hereby amended and restated as follows:

Exhibit 7.01:†	Consortium Agreement by and between Mr. Liu and ChinaAMC Capital Management Limited, dated as of June 6, 2013.

Exhibit 7.02:†	Proposal Letter from Mr. Liu and ChinaAMC Capital Management Limited to the board of directors of the Issuer, dated as of June 6, 2013.

Exhibit 7.03: †	Framework Agreement by and among ChinaAMC Capital Management Limited, CSOF Technology Investments Limited, Accurate Global Limited and Advanced Orient Limited, dated as of July 24, 2013.

Exhibit 7.04: †	Stock Option Agreement by and between the Company and Mr. Liu, dated as of May 10, 2013.

Exhibit 7.05: ††	Binding Proposal Letter from Mr. Tianwen Liu, ChinaAMC Capital Management Limited, Accurate Global Limited, Advance Orient Limited and CSOF Technology Investments Limited, dated as of November 2, 2013.

Exhibit 7.06:	Termination Agreement by and between Mr. Tianwen Liu and ChinaAMC Capital Management Limited, dated as of February 28, 2014.

Exhibit 7.07:	Consortium Agreement by and between Mr. Tianwen Liu and the Everbright Entities, dated as of February 28, 2014.

†	Previously filed on July 26, 2013.
††	Previously filed on November 4, 2013.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: March 3, 2014

Tianwen Liu

By:	/s/ Tianwen Liu